CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the first quarter ended June 28, 2020
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated August 10, 2020 and provides information concerning our results of operations and financial condition for the first quarter ended June 28, 2020. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the first quarter ended June 28, 2020 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 29, 2020 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 29, 2020 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to continue operating our business amid the societal and economic disruption caused by the global outbreak of the novel coronavirus (“COVID-19”);

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:

•	global disruptions, including the ongoing COVID-19 pandemic, significantly affecting numerous countries;

•
potential closing of our retail stores and the retail stores of our wholesale partners prior to or during our peak selling season as a result of COVID-19 related restrictions imposed by local authorities;

•	we may not open new retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	general economic conditions, including any further deterioration of economic conditions related to COVID-19 which may further affect discretionary consumer spending;

•	we may not be able to satisfy changing consumer preferences;

•	our indebtedness may adversely affect our financial condition;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	global political events, including the impact of political disruptions in Hong Kong and recent protests in many North American cities;

•	our ability to maintain relationships with our select number of suppliers and wholesalers;

•	our ability to procure high quality raw materials and certain finished goods globally;

•	our ability to forecast our inventory needs;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters;

•	fluctuations in raw material costs, interest rates and currency exchange rates; and

•	we may be unable to maintain effective internal controls over financial reporting.

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Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; and to “fiscal 2021” are to the Company’s fiscal year ending March 28, 2021.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the first quarter ended June 28, 2020 compared to the first quarter ended June 30, 2019, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	First quarter ended
	June 28, 2020	June 30, 2019	$ Change	% Change
Statement of Operations data:
Revenue	26.1	71.1	(45.0)	(63.3)%
Gross profit	4.8	40.9	(36.1)	(88.3)%
Gross margin	18.4%	57.5%		(3,910) bps
Operating loss	(59.3)	(27.5)	(31.8)	(115.6)%
Net loss	(50.1)	(29.4)	(20.7)	(70.4)%
Loss per share
Basic and diluted	$(0.46)	$(0.27)	(0.19)	(70.4)%
Other data:(1)
EBIT	(59.3)	(27.5)	(31.8)	(115.6)%
Adjusted EBIT	(46.5)	(25.9)	(20.6)	(79.5)%
Adjusted EBIT margin	(178.2)%	(36.4)%
Adjusted net loss	(38.4)	(22.8)	(15.6)	(68.4)%
Adjusted net loss per basic and diluted share	$(0.35)	$(0.21)	(0.14)	(66.7)%

(1)	See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at June 28, 2020, our DTC segment includes sales to customers through our 13 national e-commerce markets and 21 directly operated retail stores across North America, Europe, and Asia. Through our wholesale segment, we sell to a mix of retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
In the fourth quarter of fiscal 2020, the Company revised the previously disclosed Unallocated segment to the Other segment. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and sales of personal protective equipment ("PPE") in response to COVID-19, and selling, general and administrative (“SG&A”) expenses not directly allocated to the DTC or Wholesale segments. The Other segment includes the cost of marketing expenditures and product development to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations. It also includes costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities. Comparative information has been restated to conform with the presentation adopted in the current year.

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Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.

•
COVID-19 pandemic. Globally, public health officials have recommended precautions to mitigate the spread of the ongoing COVID-19 pandemic, especially when congregating in heavily populated areas, such as malls and lifestyle centres. Government authorities in countries in which we operate also issued orders that required the closure of non-essential businesses and people to remain at home. Such orders have continued in the first quarter of fiscal 2021, with some modified to allow for openings of non-essential businesses and for people to leave their homes in limited capacities. In addition, the COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase performance luxury outerwear. These circumstances have had material adverse consequences on our results of operations for the first quarter of fiscal 2021 and are likely to negatively impact future fiscal periods as disruptions and prolonged consequences associated with the COVID-19 pandemic continue. The extent of the impact will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic, as well as the subsequent resumption of business operations and recovery of discretionary consumer spending, tourism, and retail traffic. We have also experienced a significant reduction to wholesale shipments due to COVID-19 disruptions to partner operations.

We continue to monitor the situation and work closely with local authorities to prioritize the safety of our people and our guests. In February 2020, we temporarily reduced operating hours for all of our retail locations in Mainland China. Although normal operating hours for these locations were restored in April 2020, with precautionary health measures in place, traffic trends remain below pre-pandemic levels. Reduced operating hours put in place for our retail locations in Hong Kong as of April 2020 currently remain in effect. In March 2020, we temporarily closed all of our retail locations in North America and Europe, and began reopening these locations in May 2020 in line with guidance from local authorities. Accordingly, 21 of 22 of our retail stores in the DTC segment globally are now in operation. We temporarily closed our eight manufacturing facilities across Canada in March 2020, partially reopening them in April for the production of PPE. On July 6, 2020 we began a limited restart of the production of outerwear alongside PPE. Prolonged disruptions could also affect our ability to procure raw materials and certain finished goods globally and have delayed and may further delay or reduce our DTC expansion plans.
In response to COVID-19, various government programs have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the COVID-19 Economic Response Plan in Canada. During the first quarter of fiscal 2021, the Company recognized payroll subsidies totaling $8.7m under this wage subsidy program and similar plans in other jurisdictions. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred, and were recognized in cost of sales ($1.3m), SG&A expenses ($7.1m), and other costs ($0.3m). We also remain in active and ongoing discussions with our landlords for rent relief and have received rent concessions in the form of abatements and deferrals. Rent concessions of $0.7m were recognized in the statement of loss in the first quarter of fiscal 2021.

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We believe that we have sufficient cash and cash equivalents and available borrowing capacity from our senior secured asset-based revolving credit facility (the “Revolving Facility”) to meet our liquidity needs. The Revolving Facility also includes the first-in, last-out revolving facility (“FILO Revolving Facility”). Refer to the “Financial Condition, Liquidity and Capital Resources” section of this MD&A for additional details.

•
Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future, be impacted by widespread protests such as the political disruptions in Hong Kong which began in 2019 and the recent protests that have occurred in many North American cities. The events in Hong Kong have severely impacted the level of tourism in the region, retail traffic in its public spaces, and store operating hours, negatively affecting our retail store performance. Moreover, tourists and other travelers from Greater China account for an important portion of the global demand for luxury products, including premium outerwear. To the extent that such disruptions persist, we expect that our operations and traffic at our retail stores will continue to be impacted in Hong Kong, and may also be impacted in certain North American cities.

•
Market development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy, though such expansion has been delayed and may be delayed further due to COVID-19. Across our various markets, we intend to continue increasing brand awareness and activating local markets while expanding our distribution globally.

•
Growth in our DTC Channel. We intend to continue expanding retail and e-commerce access globally, though such expansion has been delayed and may be delayed further due to COVID-19. This is expected to further alter the seasonality of our financial performance, as customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale channel, where products are primarily delivered to wholesale partners in the second and third quarters ahead of their peak selling season.

•
New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. Additionally, we continue to sell Baffin branded footwear through Baffin’s own distinct sales channels. We are also planning to develop a separate Canada Goose footwear offering in the medium to longer term, leveraging Baffin’s infrastructure, processes, and technology. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

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•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 77.9%, 75.8%, and 74.2% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2020, fiscal 2019, and fiscal 2018 respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.

(1)	Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we have historically manufactured on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility and the uncommitted loan facility in China (the “Short-term Borrowings”). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.

•
Developments in international trade. We continue to prepare for the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”). We do not expect any consequences, positive or negative, emanating from the United States-Mexico-Canada Agreement (“USMCA”). We continue to benefit from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement (“CETA”) which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2020, 2019, and 2018, we generated 62.3%, 58.0%, and 53.7%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the current economic environment. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on our Short-term Borrowings and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The

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Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the first quarter ended June 28, 2020 and for the year ended March 29, 2020 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	June 28, 2020
USD/CAD	1.3859	—	—	—	1.3859	1.3676
EUR/CAD	1.5256	—	—	—	1.5256	1.5345
GBP/CAD	1.7203	—	—	—	1.7203	1.6888
CHF/CAD	1.4378	—	—	—	1.4378	1.4428
CNY/CAD	0.1955	—	—	—	0.1955	0.1932
HKD/CAD	0.1788	—	—	—	0.1788	0.1765

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2020
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2020	March 29, 2020
USD/CAD	1.3375	1.3206	1.3200	1.3442	1.3306	1.4056
EUR/CAD	1.5032	1.4677	1.4617	1.4811	1.4784	1.5525
GBP/CAD	1.7190	1.6280	1.7004	1.7185	1.6915	1.7353
CHF/CAD	1.3345	1.3394	1.3338	1.3887	1.3491	1.4666
CNY/CAD	0.1960	0.1882	0.1874	0.1925	0.1910	0.1981
HKD/CAD	0.1706	0.1687	0.1687	0.1730	0.1702	0.1813
Source: Bank of Canada
Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales

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returns, discounts, and allowances, is recognized when the control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or wholesale segments, such as sales to employees and sales of PPE to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Product development costs, primarily employee salaries and benefits, included in inventories and intangible assets are being recognized in cost of sales accordingly. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue. Inventory acquired in connection with the Baffin acquisition (November 2018) was recorded at its fair value, measured as net realizable value, less costs to sell. As the opening inventory has been sold, the gross profit otherwise recognized without the inventory valuation adjustment has been reduced by the associated gross profit and gross margin.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Short-term Borrowings, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and previous to fiscal 2021, would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses.

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Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Short-term Borrowings, the Revolving Facility, the Term Loan Facility, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs have been recognized beginning in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, Switzerland, the U.S., the U.K., Greater China, France, and Italy.

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RESULTS OF OPERATIONS
For the first quarter ended June 28, 2020 compared to the first quarter ended June 30, 2019
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the change between percentages.

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	June 28, 2020	June 30, 2019
Statement of Operations data:
Revenue	26.1	71.1	(45.0)	(63.3)%
Cost of sales	21.3	30.2	8.9	29.5%
Gross profit	4.8	40.9	(36.1)	(88.3)%
Gross margin	18.4%	57.5%		(3,910) bps
Selling, general and administrative expenses	48.6	57.5	8.9	15.5%
SG&A expenses as % of revenue	186.2%	80.9%		(10,530) bps
Depreciation and amortization	15.5	10.9	(4.6)	(42.2)%
Operating loss	(59.3)	(27.5)	(31.8)	(115.6)%
Operating margin	(227.2)%	(38.7)%		(18,850) bps
Net interest, finance and other costs	6.7	12.2	5.5	45.1%
Loss before income taxes	(66.0)	(39.7)	(26.3)	(66.2)%
Income tax recovery	(15.9)	(10.3)	5.6	54.4%
Effective tax rate	24.1%	25.9%		180 bps
Net loss	(50.1)	(29.4)	(20.7)	(70.4)%
Other comprehensive income	2.0	3.9	(1.9)	(48.7)%
Comprehensive loss	(48.1)	(25.5)	(22.6)	(88.6)%
Loss per share
Basic and diluted	$(0.46)	$(0.27)	(0.19)	(70.4)%
Weighted average number of shares outstanding
Basic and diluted	110,080,288	110,012,100
Other data:(1)
EBIT	(59.3)	(27.5)	(31.8)	(115.6)%
Adjusted EBIT	(46.5)	(25.9)	(20.6)	(79.5)%
Adjusted EBIT margin	(178.2)%	(36.4)%
Adjusted net loss	(38.4)	(22.8)	(15.6)	(68.4)%
Adjusted net loss per basic and diluted share	$(0.35)	$(0.21)	(0.14)	(66.7)%

(1)	See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the first quarter ended June 28, 2020 was $26.1m, a decrease of $45.0m, or 63.3%, from $71.1m for the first quarter ended June 30, 2019. Revenue generated from our DTC and Wholesale segments decreased due to COVID-19 factors described below, partially offset by $7.0m of PPE sales in our Other segment.

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2020	June 30, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	10.4	34.8	(24.4)	(0.4)	(24.8)	(70.1)%	(71.3)%
Wholesale	8.7	35.6	(26.9)	(0.4)	(27.3)	(75.6)%	(76.7)%
Other	7.0	0.7	6.3	(0.1)	6.2	900.0%	885.7%
Total revenue	26.1	71.1	(45.0)	(0.9)	(45.9)	(63.3)%	(64.6)%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the first quarter ended June 28, 2020 was $10.4m compared to $34.8m for the first quarter ended June 30, 2019. The decrease of $24.4m was driven by temporary store closures and reduced store hours due to COVID-19 disruptions globally in the first quarter ended June 28, 2020. Revenue was also negatively impacted by reduced tourism and retail traffic in Hong Kong, and protests in many North American cities that took place during the quarter. In line with seasonality, revenue generated in the quarter through e-commerce was consistent with the comparative quarter.
Wholesale
Revenue from our Wholesale segment for the first quarter ended June 28, 2020 was $8.7m compared to $35.6m for the first quarter ended June 30, 2019. The decrease of $26.9m was attributable to the significant reduction in shipments due to COVID-19 disruptions to partner operations. Revenue generated in the quarter comprised international distributor shipments to Asia.
Other
Revenue from our Other segment for the first quarter ended June 28, 2020 was $7.0m compared to $0.7m for the first quarter ended June 30, 2019. The increase of $6.3m was wholly attributable to PPE sales in support of COVID-19 response efforts in the first quarter of fiscal 2021. Other revenue in the comparative quarter comprised sales to employees.

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Revenue by geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2020	June 30, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	11.6	29.2	(17.6)	—	(17.6)	(60.3)%	(60.3)%
United States	2.5	13.2	(10.7)	(0.5)	(11.2)	(81.1)%	(84.8)%
Asia	9.9	18.1	(8.2)	(0.3)	(8.5)	(45.3)%	(47.0)%
Europe and Rest of World	2.1	10.6	(8.5)	(0.1)	(8.6)	(80.2)%	(81.1)%
Total revenue	26.1	71.1	(45.0)	(0.9)	(45.9)	(63.3)%	(64.6)%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue decreased across all geographic regions for the first quarter ended June 28, 2020 compared to the first quarter ended June 30, 2019 due to the impact of COVID-19 factors described above. There was an increase in the proportion of revenue generated in Asia resulting from retail location reopening activity earlier in the quarter.
Gross Profit
Gross profit and gross margin for the first quarter ended June 28, 2020 were $4.8m and 18.4%, respectively, compared to $40.9m and 57.5%, respectively, for the first quarter ended June 30, 2019. The decrease in gross profit was attributable to the decline in revenues noted above. The decrease in gross margin was a result of lower gross margins in the Wholesale and Other segments and a lower proportion of DTC revenues of 39.8% from 48.9% in the comparative quarter, offset by an increase in the DTC gross margin. Excluding gross profit from the sale of PPE at cost and $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities, gross margin was 47.6%.

	First quarter ended
	June 28, 2020		June 30, 2019
CAD $ millions	Gross profit (loss)	Gross margin	Gross profit (loss)	Gross margin	$ Change	% Change
DTC	8.6	82.7%	26.0	74.7%	(17.4)	(66.9)%
Wholesale	1.5	17.2%	14.9	41.9%	(13.4)	(89.9)%
Other	(5.3)	(75.7)%	—	—%	(5.3)	(100.0)%
Total gross profit	4.8	18.4%	40.9	57.5%	(36.1)	(88.3)%
DTC
Gross profit in our DTC segment was $8.6m for the first quarter ended June 28, 2020 compared to $26.0m for the first quarter ended June 30, 2019. The decrease in DTC gross profit was attributable to temporary store closures as a result of COVID-19. The increase in gross margin was driven by a $1.7m (+1,620 bps) duty recovery related to 2019 shipments to Asia, partially offset by $0.7m (-680 bps) of favourable inventory recoveries in the comparative quarter following

Canada Goose Holdings Inc.	Page 13 of 40

an incremental quality assurance review. These factors had a disproportionate impact on our DTC gross margin given the low level of revenue in the first quarter of fiscal 2021.
Wholesale
Gross profit in our Wholesale segment was $1.5m for the first quarter ended June 28, 2020 compared to $14.9m for the first quarter ended June 30, 2019. The decrease in gross profit was attributable to the decline in revenue as a result of COVID-19. The decrease in gross margin was attributable to a $11.7m (-990 bps) decline resulting from a higher proportion of distributor sales relative to the comparative quarter, as Wholesale segment revenue comprised of limited shipments to international distributors in Asia in the first quarter of fiscal 2021. In addition, there was a $1.7m (-1,730 bps) impact due to favourable inventory recoveries in the comparative quarter following an incremental quality assurance review. These factors had a disproportionate impact on our Wholesale gross margin given the low level of revenue in the first quarter of fiscal 2021.
Other
Gross loss in our Other segment was $(5.3)m for the first quarter ended June 28, 2020 compared to $nil for the first quarter ended June 30, 2019. PPE gross profit and gross margin were $nil and 0%, respectively, as the Company sold PPE at cost in support of COVID-19 response efforts in the first quarter of fiscal 2021. Gross loss and gross margin were further affected by $4.3m (-6,190 bps) of net overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19.
SG&A Expenses
SG&A expenses were $48.6m for the first quarter ended June 28, 2020 compared to $57.5m for the first quarter ended June 30, 2019. The decrease of $8.9m or 15.5% was attributable to corporate initiatives to reduce costs across the business in response to COVID-19, supplemented by $7.1m of government payroll subsidies. SG&A expenses in the first quarter ended June 28, 2020 included $2.0m of product development costs and $1.5m of costs related to the transition of logistics, warehousing and freight forwarding to new agencies to enhance our global distribution structure.

	First quarter ended
	June 28, 2020		June 30, 2019
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
DTC	9.6	92.3%	11.5	33.0%	1.9	16.5%
Wholesale	7.8	89.7%	9.1	25.6%	1.3	14.3%
Other	31.2		36.9		5.7	15.4%
Total SG&A expenses	48.6	186.2%	57.5	80.9%	8.9	15.5%
DTC
SG&A expenses in our DTC segment for the first quarter ended June 28, 2020 were $9.6m compared to $11.5m for the first quarter ended June 30, 2019, a decrease of $1.9m, or 16.5%. The decrease was attributable to $1.2m of government payroll subsidies and savings from variable rent due to temporary store closures and other initiatives in response to COVID-19. COVID-19

Canada Goose Holdings Inc.	Page 14 of 40

related temporary store closure and pre-store opening costs of $1.7m and $0.3m, respectively, were recognized in the first quarter of fiscal 2021 compared to pre-store opening costs of less than $0.1m in the prior period.
Wholesale
SG&A expenses in our Wholesale segment were $7.8m for the first quarter ended June 28, 2020 compared to $9.1m for the first quarter ended June 30, 2019. The decrease of $1.3m or 14.3% was attributable to corporate initiatives to reduce costs across the business in response to COVID-19, supplemented by $0.8m of government payroll subsidies.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $31.2m for the first quarter ended June 28, 2020 compared to $36.9m for the first quarter ended June 30, 2019. The decrease of $5.7m or 15.4% was attributable to $5.1m of government payroll subsidies as well as cost reduction efforts in response to COVID-19, partially offset by $2.0m of product development costs.
Depreciation and amortization
Depreciation and amortization was $15.5m for the first quarter ended June 28, 2020 compared to $10.9m for the first quarter ended June 30, 2019, an increase of $4.6m. Of the increase, $3.2m was driven by the expansion of the retail network and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $0.6m and $3.8m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the first quarter ended June 28, 2020 compared to $2.3m of pre-store opening costs in the first quarter ended June 30, 2019.

	First quarter ended
	June 28, 2020	June 30, 2019
CAD $ millions	Reported	Reported	$ Change	% Change
Segment:
DTC	11.2	8.0	(3.2)	(40.0)%
Wholesale	0.9	0.8	(0.1)	(12.5)%
Other	3.4	2.1	(1.3)	(61.9)%
Total depreciation and amortization	15.5	10.9	(4.6)	(42.2)%

Canada Goose Holdings Inc.	Page 15 of 40

Operating Loss and Margin
Operating loss and operating margin were $(59.3)m and (227.2)% for the first quarter ended June 28, 2020 compared to $(27.5)m and (38.7)% for the first quarter ended June 30, 2019. Operating loss and operating margin decreased as a result of reduced revenue due to COVID-19 as noted above. Operating loss for the first quarter ended June 28, 2020 included $4.3m of net overhead costs due to the temporary closure of our manufacturing facilities and $5.5m of net temporary store closure costs, partially offset by $0.7m of rent concessions, resulting from the impact of COVID-19.

	First quarter ended
	June 28, 2020		June 30, 2019
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
Segment:
DTC	(12.2)	(117.3)%	6.5	18.7%	(18.7)	(287.7)%
Wholesale	(7.2)	(82.8)%	5.0	14.0%	(12.2)	(244.0)%
Other	(39.9)		(39.0)		(0.9)	(2.3)%
Total operating loss	(59.3)	(227.2)%	(27.5)	(38.7)%	(31.8)	(115.6)%
DTC
DTC segment operating loss was $(12.2)m for the first quarter ended June 28, 2020 compared to operating income of $6.5m for the first quarter ended June 30, 2019. The decrease of $18.7m in operating loss was attributable to COVID-19 temporary store closures resulting in lower revenue, offset by $1.2m of government payroll subsidies and savings from variable rent and other savings initiatives. COVID-19 related temporary store closure costs and pre-store opening costs of $5.5m and $0.9m, respectively, were recognized in the first quarter of fiscal 2021 compared to pre-store opening costs of $2.4m in the first quarter of fiscal 2020. The decline in DTC operating margin reflects fixed cost deleverage as a result of lower revenue.
Wholesale
Wholesale segment operating loss was $(7.2)m for the first quarter ended June 28, 2020 compared to operating income of $5.0m for the first quarter ended June 30, 2019. The decrease in operating loss was attributable to the decline in revenue offset by cost reduction efforts across the business, supplemented by $0.8m of government payroll subsidies. The decline in operating margin reflects fixed cost deleverage as a result of lower revenue.
Other
Other segment operating loss was $(39.9)m for the first quarter ended June 28, 2020 compared to $(39.0)m for the first quarter ended June 30, 2019. The decrease in operating loss was attributable to $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19, offset by $5.1m of government payroll subsidies recognized as part of SG&A.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $6.7m for the first quarter ended June 28, 2020 compared to $12.2m for the first quarter ended June 30, 2019. The decrease is attributable to the acceleration

Canada Goose Holdings Inc.	Page 16 of 40

of unamortized costs in connection with the refinancing of the Term Loan Facility of $7.0m in the comparative quarter, reduced by corporate restructuring costs of $1.6m in the first quarter ended June 28, 2020.
Income Taxes
Income tax recovery was $15.9m for the first quarter ended June 28, 2020 compared to $10.3m for the first quarter ended June 30, 2019. For the first quarter ended June 28, 2020, the effective and statutory tax rates were 24.1% and 25.4%, respectively, compared to 25.9% and 25.4% for the first quarter ended June 30, 2019, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the first quarter ended June 28, 2020 was $(50.1)m compared to $(29.4)m for the first quarter ended June 30, 2019, driven by the factors described above.

Canada Goose Holdings Inc.	Page 17 of 40

Quarterly Financial Information

	Fiscal 2021	Fiscal 2020				Fiscal 2019
CAD $ millions (except per share data)	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue
DTC	10.4	114.2	301.8	74.2	34.8	122.4	235.3	50.4
Wholesale	8.7	25.0	145.3	218.1	35.6	33.0	161.4	178.8
Other	7.0	1.7	5.0	1.7	0.7	0.8	2.6	1.1
Total	26.1	140.9	452.1	294.0	71.1	156.2	399.3	230.3
% of fiscal year revenue	—%	14.7%	47.2%	30.7%	7.4%	18.8%	48.1%	27.8%
Net income (loss)	(50.1)	2.5	118.0	60.6	(29.4)	9.0	103.4	49.9
Earnings (loss) per share
Basic	$(0.46)	$0.02	$1.08	$0.55	$(0.27)	$0.08	$0.94	$0.46
Diluted	$(0.46)	$0.02	$1.07	$0.55	$(0.27)	$0.08	$0.93	$0.45
Adjusted EBIT(1)	(46.5)	(9.7)	163.8	79.2	(25.9)	13.0	144.7	66.5
Adjusted net income (loss) per diluted share(1)	$(0.35)	$(0.12)	$1.08	$0.57	$(0.21)	$0.09	$0.96	$0.46

(1)	See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•	the global COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;

•	timing of store openings;

•	launch and expansion of international e-commerce sites;

•	customer demand and increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments;

•	timing of end-consumer purchasing in the DTC segment and the availability of new products;

•	successful execution of global pricing strategy;

•	shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;

Canada Goose Holdings Inc.	Page 18 of 40

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of foreign currencies relative to the Canadian dollar;

•	acquisition of Baffin on November 1, 2018;

•	political disruptions in Hong Kong beginning in June 2019;

•	protests in many North American cities in the first quarter of fiscal 2021; and

•	PPE production in the first quarter of fiscal 2021.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:

•	impact of the items affecting revenue, as discussed above;

•	beginning in the fourth quarter of fiscal 2020, costs incurred and relief received from government programs as a result of the global COVID-19 pandemic;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;

•	impact of foreign exchange;

•
fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-store opening costs incurred, timing of leases signed, and opening of stores;

•	beginning in the first quarter of fiscal 2020, the adoption of the IFRS 16 lease accounting standard with no restatement of prior reporting periods, as permitted by the standard;

•	the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and

•	the proportion of taxable income in non-Canadian jurisdictions.
NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS financial measures in this document and other documents, including EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net loss, adjusted net loss per basic and diluted share, constant currency revenue, net debt, net debt leverage, net working capital, net working capital turnover, and free operating cash flow. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS.

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Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	First quarter ended
CAD $ millions (except per share data)	June 28, 2020	June 30, 2019
EBIT	(59.3)	(27.5)
Adjusted EBIT	(46.5)	(25.9)
Adjusted EBIT margin	(178.2)%	(36.4)%
EBITDAR	(40.5)	(14.2)
Adjusted EBITDAR	(32.1)	(14.9)
Adjusted net loss	(38.4)	(22.8)
Adjusted net loss per basic and diluted share	$(0.35)	$(0.21)
Free operating cash flow	(83.2)	(190.5)

CAD $ millions	June 28, 2020	June 30, 2019	March 29, 2020
Net debt	(437.4)	(494.1)	(355.5)
Net working capital	352.0	335.6	327.1
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net loss, and adjusted net loss per basic and diluted share
These non-IFRS measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including the COVID-19 pandemic, that we believe are not reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the first quarter ended June 28, 2020, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the first quarter ended June 28, 2020, these primarily comprised overhead costs recognized during the temporary closure of our manufacturing facilities and temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions and government payroll subsidies recognized during the quarter.
Constant currency revenue
Constant currency revenues are calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the

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effects of foreign currency exchange rate fluctuations. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDAR, measured on a trailing 52 or 53-week period. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the Short-term Borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing 52 or 53-week period. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.

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The tables below reconcile net loss to EBIT, adjusted EBIT, EBITDAR, adjusted EBITDAR, and adjusted net loss for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	June 28, 2020	June 30, 2019
Net loss	(50.1)	(29.4)
Add (deduct) the impact of:
Income tax recovery	(15.9)	(10.3)
Net interest, finance and other costs	6.7	12.2
EBIT	(59.3)	(27.5)
Costs of the Baffin acquisition (a)	0.4	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(0.1)	(1.5)
Share-based compensation (c)	0.1	0.3
Transition of logistics agencies (d)	1.5	—
Legal proceeding fees (e)	0.7	—
Net temporary store closure costs (f)	5.5	—
Net excess overhead costs from temporary closure of manufacturing facilities (f)	4.3	—
Pre-store opening costs (g)	0.9	2.3
Other	(0.5)	—
Total adjustments	12.8	1.6
Adjusted EBIT	(46.5)	(25.9)
Adjusted EBIT margin	(178.2)%	(36.4)%

Add the impact of:
Depreciation and amortization(1)	18.8	13.3
EBITDAR(2)	(40.5)	(14.2)
Adjusted EBITDAR(3)	(32.1)	(14.9)

(1)	Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

(2)	EBITDAR is defined as earnings before interest, taxes, depreciation and amortization, and rent expense, and includes variable rent.

(3)	Adjusted EBITDAR is calculated as EBITDAR, adjusted for items (a) to (g) but excluding $3.8m of net temporary store closure costs and $0.6m of pre-store opening costs in (g).

Canada Goose Holdings Inc.	Page 22 of 40

	First quarter ended
CAD $ millions	June 28, 2020	June 30, 2019
Net loss	(50.1)	(29.4)
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	0.4	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(0.1)	(1.5)
Share-based compensation (c)	0.1	0.3
Transition of logistics agencies (d)	1.5	—
Legal proceeding fees (e)	0.7	—
Net temporary store closure costs (f) (h)	6.7	—
Net excess overhead costs from temporary closure of manufacturing facilities (f)	4.3	—
Pre-store opening costs (i)	1.1	2.8
Acceleration of unamortized costs on term loan refinancing (j)	—	7.0
Restructuring expense (f)	1.6	—
Other	(0.5)	—
Total adjustments	15.8	9.1
Tax effect of adjustments	(4.1)	(2.5)
Adjusted net loss	(38.4)	(22.8)

(a)	Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(b)
Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(c)
Non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $0.1m (first quarter ended June 30, 2019 - $0.2m) on gains earned by option holders (compensation) when stock options are exercised.

(d)	Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.

(e)	Costs incurred for the securities class action lawsuits.

(f)
Total government payroll subsidies of $8.7m were recognized in the first quarter ended June 28, 2020 (first quarter ended June 30, 2019 - $nil). These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result $1.3m, $0.9m, and $0.3m of payroll subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities, temporary store closure costs, and restructuring expense, respectively. The benefit of $6.2m of wage subsidies therefore remains in adjusted EBIT as a reduction to the associated wage costs.

Canada Goose Holdings Inc.	Page 23 of 40

(g)	Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.

(h)	Includes $1.2m of interest expense on lease liabilities for temporary store closures for the first quarter ended June 28, 2020.

(i)
Pre-store opening costs incurred in (g) above plus $0.2m of interest expense on lease liabilities for new retail stores during pre-opening periods for the first quarter ended June 28, 2020 (first quarter ended June 30, 2019 - $0.5m).

(j)	The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at June 28, 2020, June 30, 2019 and March 29, 2020.

CAD $ millions	June 28, 2020	June 30, 2019	$ Change	March 29, 2020	$ Change
Current assets	669.4	480.0	189.4	531.8	137.6
Deduct: Cash	(160.1)	(25.0)	(135.1)	(31.7)	(128.4)
Current assets, net of cash	509.3	455.0	54.3	500.1	9.2

Current liabilities	197.7	147.5	50.2	208.9	(11.2)
Deduct the impact of:
Short-term Borrowings	(2.6)	—	(2.6)	—	(2.6)
Current portion of lease liabilities	(37.8)	(28.1)	(9.7)	(35.9)	(1.9)
Current liabilities, net of Short-term Borrowings and lease liabilities	157.3	119.4	37.9	173.0	(15.7)

Net working capital(1)	352.0	335.6	16.4	327.1	24.9

(1)	See “Non-IFRS Financial Measures” for a description of this measure.
As at June 28, 2020, we had $352.0m of net working capital compared to $335.6m of net working capital as at June 30, 2019. The $16.4m increase was driven by higher inventory levels of $62.5m. The increase in inventories was attributable to lower sales relative to the comparative quarter. In the first quarter of fiscal 2021, inventories also comprised PPE produced in support of COVID-19 response efforts. The remaining changes in working capital were offset by a $26.9m increase in accounts payable and accrued liabilities due to the extension of payment terms in response to COVID-19, a $7.6m decrease in other current assets, a $4.9m increase in provisions, a $3.6m increase in income taxes payable, and a $3.1m decrease in trade receivables. Net working capital turnover(1) was 37.4% in the quarter ended June 28, 2020.

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As at June 28, 2020, we had $352.0m of net working capital compared to $327.1m of net working capital as at March 29, 2020. The $24.9m increase in our net working capital was driven by a $16.3m increase in inventory attributable to raw material purchases in advance of the planned resumption of outerwear production and PPE finished goods and a $9.6m decrease in accounts payable and accrued liabilities.
As at June 30, 2019, we had $335.6m of net working capital compared to $193.7m of net working capital as at March 31, 2019. The $141.9m increase in our net working capital arose primarily from a $98.8m increase in inventory from higher production in anticipation of growing customer demands, a $17.9m increase in income taxes receivable, a $12.5m increase in other current assets, and a $10.9m increase in trade receivables.
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the first quarter ended June 28, 2020 compared to the first quarter ended June 30, 2019.

	First quarter ended
CAD $ millions	June 28, 2020	June 30, 2019	$ Change
Total cash provided by (used in):
Operating activities	(69.8)	(180.3)	110.5
Investing activities	(4.8)	(5.2)	0.4
Financing activities	203.5	121.5	82.0
Effects of foreign currency exchange rate changes on cash	(0.5)	0.4	(0.9)
(Decrease) increase in cash	128.4	(63.6)	192.0
Cash, beginning of period	31.7	88.6	(56.9)
Cash, end of period	160.1	25.0	135.1

Free operating cash flow(1)	(83.2)	(190.5)	107.3

(1)	See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Short-term Borrowings, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.

Canada Goose Holdings Inc.	Page 25 of 40

Cash flows used in operating activities
Cash flows used in operating activities was $69.8m for the first quarter ended June 28, 2020 compared to $180.3m for the first quarter ended June 30, 2019. The decrease of $110.5m in cash flows used in operating activities was driven by favourable changes in working capital and lower income taxes paid. The change in working capital was driven by a decrease in funds used to produce inventories as our manufacturing facilities exclusively produced PPE in the first quarter of fiscal 2021, as compared to the first quarter of fiscal 2020. This was offset by a higher net loss primarily due to the lower revenues in the first quarter ended June 28, 2020.
Cash flows used in investing activities
Cash used in investing activities was $4.8m for the first quarter ended June 28, 2020 compared to $5.2m for the first quarter ended June 30, 2019. The decrease in cash used in investing activities of $0.4m was due to the extension of payment terms for capital expenditures on retail store construction, investments in information technology, and additions for manufacturing capacity for the first quarter ended June 28, 2020.
Cash flows from financing activities
Cash generated from financing activities was $203.5m for the first quarter ended June 28, 2020 compared to $121.5m for the first quarter ended June 30, 2019. The increase in cash generated from financing activities of $82.0m was related to $49.8m of higher borrowings on debt facilities compared to $38.7m of payments for the purchase and cancellation of subordinate voting shares in fiscal 2020, offset by a $3.6m increase in the principal paid on lease liabilities.
Free operating cash flow(1)
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	First quarter ended
CAD $ millions	June 28, 2020	June 30, 2019	$ Change
Total cash used in:
Operating activities	(69.8)	(180.3)	110.5
Investing activities	(4.8)	(5.2)	0.4

Deduct the impact of:
Principal payments on lease liabilities	(8.6)	(5.0)	(3.6)
Free operating cash flow(1)	(83.2)	(190.5)	107.3

(1)	See “Non-IFRS Financial Measures” for a description of this measure.
Free operating cash flow increased to $(83.2)m for the first quarter ended June 28, 2020 from $(190.5)m for the first quarter ended June 30, 2019 due to improved cash flows from operating activities arising from favourable working capital movements and lower income taxes paid.

Canada Goose Holdings Inc.	Page 26 of 40

Indebtedness
The following table presents our net debt(1) as at June 28, 2020, June 30, 2019, and March 29, 2020.

CAD $ millions	June 28, 2020	June 30, 2019	$ Change	March 29, 2020	$ Change
Cash	160.1	25.0	135.1	31.7	128.4
Short-term Borrowings	(2.6)	—	(2.6)	—	(2.6)
Revolving Facility	(210.5)	(161.4)	(49.1)	—	(210.5)
Term Loan	(155.7)	(149.0)	(6.7)	(159.3)	3.6
Lease liabilities	(228.7)	(208.7)	(20.0)	(227.9)	(0.8)
Net debt(1)	(437.4)	(494.1)	56.7	(355.5)	(81.9)

(1)	See “Non-IFRS Financial Measures” for a description of these measures.
As at June 28, 2020, net debt was $437.4m compared to $494.1m as at June 30, 2019. The increase of $56.7m was driven by an increase in cash of $135.1m, offset by higher borrowings of $49.1m under the Revolving Facility. Net debt leverage(1) as at June 28, 2020 was 2.0 times adjusted EBITDAR.
Net debt as at June 28, 2020 was $437.4m compared to $355.5m as at March 29, 2020. The decrease in net debt of $81.9m was driven by the increase in borrowings of $210.5m under the Revolving Facility, offset by a $128.4m increase in cash.
Short-term Borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at June 28, 2020, the Company had $2.6m owing on the facility.
Amendments to long-term debt agreements
On May 26, 2020, the Company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0m. The amended Revolving Facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (June 1 - November 30), and the FILO Revolving Facility in the amount of $50.0m. Borrowings under the existing revolving facility were transferred to the FILO Revolving Facility on the transaction date and future amounts are drawn in priority on the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility will be restored, resulting in no net change in aggregate commitments under the Revolving Facility. Transaction costs are amortized over the term of the facility.

Canada Goose Holdings Inc.	Page 27 of 40

Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility consisting of (i) a revolving credit facility in the amount of $417.5m with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m with an increase to $350.0m during the peak season, prior to the May 10, 2019 amendment - $200.0m with an increase to $250.0m during the peak season), and (ii) the FILO Revolving Facility in the amount of $50.0m. The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. Amounts owing under the Revolving Facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The Revolving Facility matures on June 3, 2024 (prior to the May 10, 2019 amendment - June 3, 2021) and the FILO Revolving Facility matures on May 25, 2021. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the first quarter ended June 28, 2020, the Company was in compliance with all covenants.
As at June 28, 2020, the Company had $207.9m outstanding under the Revolving Facility, net of deferred transaction costs of $2.6m (June 30, 2019 - $161.4m, net of deferred transaction costs of $1.8m). As at March 29, 2020, the Company had repaid all amounts owing under the Revolving Facility and related deferred transaction costs in the amounts of $1.7m were included in other long-term liabilities. The Company has unused borrowing capacity available under the Revolving Facility of $169.3m as at June 28, 2020 (June 30, 2019 - $299.4m, March 29, 2020 - $226.6m).
As at June 28, 2020, the Company had letters of credit outstanding under the Revolving Facility of $6.5m (June 30, 2019 - $5.5m, March 29, 2020 - $5.7m).

Canada Goose Holdings Inc.	Page 28 of 40

Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility, with an aggregate principal amount owing of US$113.8m with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Facility bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The Term Loan Facility matures on December 2, 2024 (prior to the May 10, 2019 amendment - December 2, 2021). Amounts owing under the Term Loan Facility may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K., and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants. As at and during the fiscal period ended June 28, 2020, the Company was in compliance with all covenants.
The Company determined that the amendments to the Term Loan Facility are equivalent to a prepayment at no cost of the original Term Loan Facility and the origination of the amended Term Loan Facility at market conditions. The Company has accounted for the amendments to the Term Loan Facility as a debt extinguishment and re-borrowing of the loan amount. The original Term Loan Facility in the amount of $151.7m (US$113.8m) and related unamortized costs of $7.0m have been derecognized. The acceleration of unamortized costs is included in net interest, finance and other costs in the statement of loss.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at June 28, 2020, we had $155.7m aggregate principal amount outstanding under the Term Loan Facility (June 30, 2019 - $149.0m, March 29, 2020 - $159.3m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Lease Liabilities
The Company had $228.7m of lease liabilities as at June 28, 2020, of which $37.8m are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares), Short-term Borrowings, and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR(1) to net debt(1), reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

(1)	See “Non-IFRS Financial Measures” for a description of these measures.

Canada Goose Holdings Inc.	Page 29 of 40

Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at June 28, 2020:

CAD $ millions	Q2 to Q4 2021	2022	2023	2024	2025	2026	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	134.8	—	—	—	—	—	—	134.8
Short-term Borrowings	2.6	—	—	—	—	—	—	2.6
Revolving Facility	—	—	—	—	210.5	—	—	210.5
Term Loan Facility	—	—	—	—	155.7	—	—	155.7
Note payable	3.0	—	—	—	—	—	—	3.0
Interest commitments relating to borrowings(1)	8.1	10.7	10.7	10.7	4.7	—	—	44.9
Foreign exchange forward contracts	4.3	—	—	—	—	—	—	4.3
Lease obligations	43.6	51.8	51.1	45.6	43.8	32.8	57.1	325.8
Pension obligation	—	—	—	—	—	—	2.8	2.8
Total contractual obligations	196.4	62.5	61.8	56.3	414.7	32.8	59.9	884.4

(1)
Interest commitments are calculated based on the loan balance and the interest rate payable on the Short-term Borrowings, Revolving Facility and the Term Loan Facility of 4.26%, 2.38% and 3.67%, respectively, as at June 28, 2020.

As at June 28, 2020, we had additional liabilities which included provisions for warranty, agent termination fees, sales returns, asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we do not have any material off-balance sheet arrangements or commitments as at June 28, 2020.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility with HSBC Bank Canada in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. At June 28, 2020, the Company had $3.0m outstanding in connection with our leases.

Canada Goose Holdings Inc.	Page 30 of 40

Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement with HSBC Bank PLC to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under the Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the first quarter ended June 28, 2020, the Company did not have any sales of trade accounts receivable. As at June 28, 2020, there were $nil trade accounts receivable derecognized from the Company’s statement of financial position (March 29, 2020 - $2.4m).
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at August 6, 2020, there were 59,139,847 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at August 6, 2020, there were 2,826,739 options and 141,477 restricted share units outstanding under the Company’s equity incentive plans, of which 868,670 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency exchange risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at June 28, 2020, accounts receivable totaling approximately $4.7m (June 30, 2019 - $21.9m, March 29, 2020 - $20.1m) were insured. Accounts receivable as at June 28, 2020 included $4.2m of receivables from government authorities related to PPE sales which were not insured.

Canada Goose Holdings Inc.	Page 31 of 40

Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days. During the first quarter ended June 28, 2020, the Company experienced significant reductions of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders and applied to reduce accounts receivable when goods are shipped. As at June 28, 2020, customer deposits of $1.8m (June 30, 2019 - $4.6m) are included in accounts payable and accrued liabilities.
The aging of trade receivables is as follows:

					Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	14.5	7.1	1.5	1.1	4.8
Credit card receivables	0.1	0.1	—	—	—
Other receivables	15.1	15.1	—	—	—
June 28, 2020	29.7	22.3	1.5	1.1	4.8

Trade accounts receivable	29.0	23.9	2.2	0.8	2.1
Credit card receivables	2.5	2.5	—	—	—
Other receivables	0.7	0.7	—	—	—
June 30, 2019	32.2	27.1	2.2	0.8	2.1

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5

Canada Goose Holdings Inc.	Page 32 of 40

Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the first quarter ended June 28, 2020, the Company did not have any sales of trade accounts receivable. As at June 28, 2020, all outstanding amounts of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continues to service were cleared (March 29, 2020 - $2.4m).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, and China. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year.

Canada Goose Holdings Inc.	Page 33 of 40

In the fourth quarter of fiscal 2020, the Company recognized $1.7m of unrealized losses on foreign exchange hedges deemed ineffective as a result of uncertainties in our future cash flows among our foreign operations.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

First quarter ended
	June 28, 2020		June 30, 2019
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	2.3	(0.8)	5.1	(1.1)
For the first quarter ended June 28, 2020, there were no amounts reclassified from other comprehensive income on derivatives designated as cash flow hedges (first quarter ended June 30, 2019 - less than $0.1m).
For the first quarter ended June 28, 2020, an unrealized gain of $0.6m (first quarter ended June 30, 2019 - unrealized gain of $1.6m) on forward exchange contracts that are not treated as hedges has been recorded SG&A expenses in the statement of loss.
Foreign currency forward exchange contracts outstanding as at June 28, 2020 related to operating cash flows are:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	115.1	U.S. dollars
		€102.1	euros

Forward contract to sell Canadian dollars	US$	57.2	U.S. dollars
		€46.7	euros

Forward contract to purchase euros	CHF	2.1	Swiss francs
	CNY	427.7	Chinese yuan
		£28.5	British pounds sterling
	HKD	43.0	Hong Kong dollars
	SEK	4.6	Swedish kronor

Forward contract to sell euros	CHF	9.4	Swiss francs
		£1.8	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under Short-term Borrowings is denominated in Chinese renminbi. Based on our outstanding balances of $2.6m under Short-term Borrowings as at June 28, 2020, a $0.01 depreciation in value of the Canadian dollar compared to the Chinese renminbi would

Canada Goose Holdings Inc.	Page 34 of 40

result in a decrease in our pre-tax income of $0.1m solely as a result of that exchange rate fluctuation’s effect on the debt.
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $155.7m (US$113.8m) under the Term Loan Facility as at June 28, 2020, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1m solely as a result of that exchange rate fluctuation’s effect on the debt. The outstanding balance on the U.S. portion of our Revolving Facility is $11.0m and a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $0.1m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its U.S. dollar denominated Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	First quarter ended
	June 28, 2020		June 30, 2019
CAD $ millions	Net gain (loss)	Tax (expense) recovery	Net gain (loss)	Tax (expense) recovery
	$	$	$	$
Cross-currency swap designated as a cash flow hedge	(2.1)	0.3	(1.3)	0.2
Euro-denominated cross-currency swap designated as a net investment hedge	1.6	(0.3)	(0.1)	—
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to selling, general and administrative expenses:

	First quarter ended
CAD $ millions	June 28, 2020	June 30, 2019
Loss from other comprehensive income	$	$
Cross-currency swap designated as a cash flow hedge	2.2	1.2
For the first quarter ended June 28, 2020, an unrealized loss of $0.8m (first quarter ended June 30, 2019 - unrealized gain of $0.2m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of loss.
The Company entered into a cross-currency swap by selling US$70.0m floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0m fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement

Canada Goose Holdings Inc.	Page 35 of 40

of loss as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $93.0m fixed rate debt bearing interest at a rate of 5.02% and receiving €61.8m fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract by selling $39.6m and receiving US$30.0m as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the revised term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of loss.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Short-term Borrowings, Revolving Facility, and Term Loan Facility. As at June 28, 2020, the Company had $2.6m outstanding on Short-term Borrowings, $210.5m on the Revolving Facility, and $155.7m under the Term Loan Facility. These currently bear interest rates at 4.26%, 2.38%, and 3.67%, respectively. Based on the weighted average amount of outstanding borrowings on our Short-term Borrowings during the first quarter ended June 28, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m. Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Revolving Facility and Term Loan Facility by $0.3m and $0.4m, respectively (first quarter ended June 30, 2019 - $0.1m and $0.4m, respectively). Interest rate risk on the Term Loan Facility is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the first quarter ended June 28, 2020, the Company incurred expenses with related parties of less than $0.1m (first quarter ended June 30, 2019 - $0.2m) from companies related to certain shareholders. Net balances owing to related parties as at June 28, 2020 were $0.4m (June 30, 2019 - $0.4m, March 29, 2020 - $0.4m).
The lease liability due to the Baffin Vendor, the controlling shareholder of the acquired Baffin Inc. business, for the leased premises was $5.1m as at June 28, 2020 (June 30, 2019 - $5.8m, March 29, 2020 - $5.3m). During the first quarter ended June 28, 2020, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.3m (first quarter ended June 30, 2019 - $0.3m). No amounts were owing to Baffin entities as at June 28, 2020, June 30, 2019, and March 29, 2020. Furthermore, $3.0m is payable to the Baffin Vendor on November 1, 2020 and is being charged to expense over two years.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Due to COVID-19, the Company extended its DTC channel return policy and reflected this in the sales returns provision accordingly. Accumulated experience is used to estimate and provide for such returns.
Government Grants. The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.

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We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital, and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In May 2020, the IASB issued an amendment to IFRS 16 - Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management

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anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1 - Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at June 28, 2020 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the first quarter ended June 28, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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